 June 10, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:	Soupman, Inc.
Form 10-K for Fiscal Year Ended August 31, 2012 filed December 14, 2012
Form 10-Q for Fiscal Quarter Ended February 28, 2013filed April 22, 2013
File No. 0-53943

Dear Mr. Thompson:

Thank you for your May 22, 2013 letter regarding Soupman, Inc. (“Soupman”).  Enclosed for your review, we hereby submit a letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for Fiscal Year Ended August 31, 2012

1. We reviewed your response to comment two in our letter dated March 22, 2013 and the disclosures included in your Form 10-Q filed April 22, 2013 and we re-issue our comment in part. In future filings please include a discussion of the underlying reasons for the increase in cost of sales and the increases or decreases in the various components of operating expenses.

Response:  In future filings, we undertake to include a discussion of the underlying reasons for any increase (or decrease) in cost of sales and in the various components of operating expenses. In this regard, please note that while our cost of sales did not increase in prior periods; our cost of sales as a percentage of revenue was affected solely by slotting fees, which are netted against revenue and vary from quarter to quarter.

2. We note your response to comment four in our letter dated March 22, 2013. Your proposed disclosure is insufficient in its discussion of the anticipated impact any changes to your operations or business plan would have on your revenues, income and liquidity. We have reviewed your report on Form 10-Q filed April 22, 2013 and it does not appear that the disclosure you propose in your response letter was included in your Form 10-Q. Your disclosure on page 16 of your Form 10-Q that “fixed costs are minimal and will remain unchanged regardless of how much money we are able to raise” does not address revenues, income and liquidity. Please revise and advise.

Response: We will include the disclosure proposed in our April 30, 2013 response to the SEC as updated, in our most current 10-Q for the quarter ended May 31, 2013. This disclosure was not previously included in our 10-Q for the quarter ended February 28, 2013 simply because our 10-Q was filed on April 22, 2013, approximately a week prior to our response which included the disclosure.

3. We reviewed your response to comment five in our letter dated March 22, 2013 and understand the deconsolidation of the VIE will not have a material effect on your financial statements. Please confirm to us that you will disclose the effects of the deconsolidation on your financial statements during the period in which you deconsolidate the VIE and in your fiscal 2013 audited financial statements. In addition, please show us what your disclosure would look like.

Response: We will disclose the effect of the deconsolidation in the notes to our financial statements for the quarter ended May 31, 2013, as well as in our 10-K for the year ended August 31, 2013. The deconsolidation will be entered as a debit to accounts payable for approximately $1.1 million, with an offsetting credit to gain on deconsolidation for the same amount. We expect our disclosure will read as follows:

“On May 31, 2010 an involuntary bankruptcy petition was entered against Soup Kitchen International (“SKI”), which has been consolidated in the Company’s financial statements as a variable interest entity (“VIE”). From the date of bankruptcy petition until the current quarter the Company had elected to continue including SKI as a VIE in its financial statements, because, among other things, it believed that the involuntary petition will be dismissed. However, based on the current status of the bankruptcy petition and settlement discussions between the parties, and in holding with the reconsideration guidance provided in ASC 810-10-35-4, the Company has elected to deconsolidate the VIE. The net effect of the deconsolidation is a reduction of accounts payable of approximately $1.1 million, offset as a gain on deconsolidation for the same amount. This gain is shows as other income on the Company’s statement of operations. However, the Company previously guaranteed approximately $3.0 million of SKI’s secured debt to certain of its vendors, which will remain on the Company’s books.”

4. We reviewed your response to comment eight in our letter dated March 22, 2013. As previously requested, please show us how you computed the loss on extinguishment of the debt, including the fair value of warrants included in the computations. In addition, please tell us your basis in GAAP for including the fair value of the warrants issued in connection with the old and new convertible debt instruments in your computation of the present value of cash flows under the terms of the original and new convertible debt instruments. Also, please tell us whether the embedded conversion options are separately accounted for as derivatives and whether you considered the embedded conversion options in your computations pursuant to ASC 470-5-40. Please also provide similar information for the modifications disclosed in Note 3 to your interim financial statements for the quarter ended February 28, 2013.

Response:  The extinguished debts consisted of five eight-percent notes with various amounts of warrant coverage. Upon each loan’s maturity the Company gave the lenders additional warrants as a “sweetener” or “enhancement” to extend the note for an additional period of time; the principle amount and interest rate of eight-percent did not change.

To clarify our prior disclosure(s)/response(s), we made separate calculations in determining the fair value for the 10% test and the fair value of the reported loss. We did not include the fair value of the original warrants in the 10% test; however, we did include the fair value of the new warrants in this test in accordance with the guidance provided for in ASC 470-50-40-12.

To determine the loss on extinguishment, we calculated the difference between the fair value of the original debt and the new debt. The fair value of the original debt was calculated as the principle amount of the debt plus accrued interest (if any); there were no related debt premiums, discounts or debt issue costs. The fair value of the new debt was calculated as the principle amount plus the fair value of the warrants given as a sweetener (which were calculated using the Black Scholes model.)

The extinguished notes do not contain an embedded conversion option, and therefore, were not separately accounted for as a derivative.

The modification disclosure in Note 3 to our 10-Q for the quarter ended February 28, 2013 refer to the same notes that were modified during the year ended August 31, 2013 and discussed herein.

We will ensure in all future disclosures to disclose in more detail the terms of the extinguished notes, and we calculated the loss or gain as the case may be.

5. We reviewed your response to comment nine in our letter dated March 22, 2013. Please tell us the percentage of voting interest in PPOR and OSM held by your Chairman and each of the other three investors prior to the acquisition and date that each of the parties acquired their shares. In addition, please tell us the terms and conditions of the voting agreement between the parties. Please refer to ASC 810-10-15-8.

Response: The investors, together with the chairman agreed that the Chairman would personally purchase from the then majority shareholder of PPOR, controlling interest in PPOR, and subsequent thereto this group would affect a merger between OSM and PPOR, renaming the combined entity Soupman. Although a legal merger, we believe that the exchange lacked economic substance as OSM was the surviving entity and PPOR contributed negligible assets, and therefore is not a purchase event and should be accounted for based on existing carrying amounts, i.e. it should be accounted for as a common control transaction. Moreover, we believe that analogizing to Issue 02-5, while not codified, remains appropriate.  Issue 02-5 states in part that if a group of shareholders holds more than 50% of the voting interest in each entity, and contemporaneous evidence of an agreement to vote a majority of the entities’ shares in concert exists then common control exists between (or among) the entities.

See the table below for direct ownership interest of the parties both pre- and post-merger.

	Pre Merger		Post Merger
	PPOR	TOSI	SOUP
Chairman	86%	0%	19%
Investor 1		20%	15%
Investor 2		15%	12%
Investor 3		11%	8%
Investor 4		8%	6%
		54%	61%

6. We note your response to comment 12 in our letter dated March 22, 2013 and reissue the comment in part. Please provide a footnote to the salary column of your executive compensation table to explain the stock share issuance in lieu of cash compensation to Messrs. Casale and Bertrand and include related narrative disclosure about the stock issuance pursuant to Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K. As previously requested, please provide to us on a supplemental basis copies of the employment agreements of your named executive officers for our review prior to your filing them in an amendment to your Form 10-K. Also, please confirm you will disclose the explanation you provided to us in response to comment 15 in our letter dated February 4, 2013, or a summary thereof, in your amendment to your Form 10-K.

Response:  We confirm we will provide, in our amendment to our Form 10-K for the year ended August 31, 2012, a footnote to the salary column of our executive compensation table to explain the stock share issuance in lieu of cash compensation to Messrs. Casale and Bertrand, and will also include related narrative disclosure about the stock issuance pursuant to Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K.

7. We note your response to comment 16 in our letter dated February 4, 2013. It seems you have omitted proposed disclosure in response to comment 16 from your letter dated March 5, 2013. Please provide this disclosure. Please include the full names of the related person and the certain related-party franchisees to which you refer and their respective relationships to the company. Additionally, provide disclosure required by Item 404(a)(5) of Regulation S-K.

Response: The related party franchisee is Daniel Rubano who is a member of the Board of Directors and Soupman, Inc. Senior VP of Franchise Development.  The amount due to the Company from Mr. Rubano is $255,859.  The other related party franchisee is Salvatore Rametta, the brother of an officer of one of the Executive Vice President of The Original Soupman, Inc. a 100% wholly owned subsidiary of the Company.  The amount due to the Company from Mr. Rametta is $229,893.

Form 10-Q for Fiscal Quarter Ended February 28, 2013

8. Please tell us your basis in GAAP for classifying stock expense related to convertible debt as other income (expense) rather than as an operating expense given that the shares were issued as a penalty for the non-payment of debt obligations.

Response: We believe these expenses to be other expense because they relate to nonpayment of a debt and view this as an additional cost of forbearance on borrowing. We realize that our choice of describing this as a stock expense was wrong and we will in the future clarify this description.

9. We note that you reclassified the gain on settlement of accounts payable previously reported as other income as general and administrative expense and certain secured debt amounts to accounts payable and accrued liabilities. In future filings, please include a description of the reclassifications to prior year amounts to conform to the current presentation. Please show us what your disclosure in Form 10-K for the year ending August 31, 2013 would look like.

Response: We will add additional disclosures to denote the specifics of the reclassifications as follows.

“The Company has reclassified accrued interest relating to its secured debt to accrued interest and accounts payable. In addition, Company has reclassified (i) its allowances taken on notes and accounts receivable from franchisees, including those due from related parties, (ii) a gains from the write-off of accounts payable and (iii) the sale of equipment as general and administrative expense rather than other “extraordinary” expenses because they more. These reclassifications had no effect on the financial position, results of operations or cash flows for the periods presented.

10. If there is at least a reasonable possibility that a loss may have been incurred, in future periodic filings, please either disclose an estimate of the reasonably possible loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 45-20-50.

Response: Our current litigation consists of the SKI bankruptcy relating to the VIE and a suit by Gourmet Sales and Marketing. In the case of the VIE, we are removing this from our financials as stated herein, and do not believe there is a reasonable possibility of any cost to the Company; in the case of GSM we disclosed a loan amount ($37,500) in accordance with ASC 45-20-50.

11. We note your disclosure of the changes in your internal control over financial reporting that occurred during the fiscal quarter. In your next periodic report, please describe in more detail the changes in controls which remediated the material weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in your fiscal 2012 Form 10-K.

Response: In our next periodic report, we will describe in more detail the changes in controls which remediated the material weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in our fiscal 2012 Form 10-K.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

Robert N. Bertrand
President and Chief Financial Officer
Soupman, Inc.